Filed Pursuant to Rule 433
Registration No. 333-129665
Free Writing Prospectus dated April 11, 2006

$125,000,000 10-Year

7.00% Senior Notes Due May 1, 2016
Final Terms and Conditions

Issuer:	The Navigators Group, Inc.

Ratings:	Baa3/BBB

Note type:	Senior Notes

Minimum denomination:	$2,000 × $1,000

Trade date:	April 11, 2006

Settlement date:	April 17, 2006 (T+3)

Maturity date:	May 1, 2016

Total principal amount:	$125,000,000

Treasury benchmark:	UST 4.500% due February 15, 2016

Treasury price:	96–22 (4.928%)

Semi-annual coupon:	7.00%

Public offering price:	99.618%

Gross spread:	0.650%

Price to issuer:	98.968%

All-in yield to Navigators:	7.145%

Net proceeds to Navigators	$123,710,000

Redemption Feature:	T+40 Make Whole Call

Interest payment dates:	(1st payment November 1, 2006) May 1 & November 1

Day count:	30/360 Semi-Annual

CUSIP:	638904AA0
ISIN:	US638904AA02

Joint Bookrunners:	Credit Suisse JPMorgan

Co Managers:	LaSalle Capital Markets Keefe, Bruyette & Woods, Inc.

The Navigators Group, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents Navigators has filed with the SEC for more complete information about Navigators and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. The file number for Navigators' registration statement is 333-129665. Alternatively, Navigators, any underwriter or any dealer participating in this offering will arrange to send you the applicable prospectus if you request it by calling toll-free in the United States 1-800-221-1037.